Exhibit 99.2

ENGINE GAMING’S, FRANKLY MEDIA AnnouNCES RELEASE OF IT’S INSIGHT VIDEO STREamINg aND AD MONETIZATION PLATFORM

●	Frankly releases it upgraded Insight video streaming and monetization platform

NEW YORK, NY / ACCESSWIRE / March 2, 2023 / Frankly Media (“Frankly”), a digital publishing platform used to create, distribute and monetize content across all digital channels and wholly-owned subsidiary of Engine Gaming and Media, Inc. (NASDAQ:GAME)(TSXV:GAME), today announced the release of its Insight video streaming and monetization platform.

Frankly Media’s Insight video streaming and monetization platform offers an integrated suite of esports/gaming, news and entertainment solutions to allow its customers to modernize their digital ecosystem, maximize their audience reach and engagement, and fully monetize their display, audio and video content. Frankly’s fully integrated solution suite includes premium yield advertising solutions that include ad sales, ad operations, audience insights, revenue optimization AI and performance analytics, video streaming for Live, VOD and FAST Channels, Mobile Apps, OTT/CTV Apps, Website/CMS and Audience Engagement widgets.

“ We are very excited to officially launch the Insight video streaming and monetization platform! The Insight solution, combined with our team of video and monetization experts, helps video content creators expand their audience reach and grow revenue. We combined three already robust video solutions into one extremely powerful platform. Insight offers live streaming, 24/7 FAST channels, content syndication, pre- and mid-role ad monetization, subscription and TVOD monetization, content analytics, and more. It’s a proven platform as evidenced by the migration of over 100 existing customers to the Insight platform, and they have been very pleased with the experience and the results!” offered Lou Schwartz, CEO, Engine Gaming & Media.

About Frankly Media

Frankly Media provides a complete suite of solutions that give publishers a unified workflow for creating, managing, publishing, and monetizing digital content to any device while maximizing audience value and revenue. Frankly delivers publishers and their audiences the solutions to meet the dynamic challenges of a multi-screen content distribution world.

Frankly’s comprehensive advertising services maximize ROI for our customers, including direct sales and programmatic ad support. With the release of our server-side ad insertion (SSAI) platform, Frankly is well-positioned to help video producers take full advantage of the growing market in addressable advertising.

Frankly’s technology products include a ground-breaking online video platform for Live, VOD, and Live-to-VOD workflows, a full-featured CMS with rich storytelling capabilities, and native apps for iOS, Android, Apple TV, Fire TV, and Roku. The company is headquartered in New York, with offices in Atlanta. Frankly Media is a Subsidiary of Engine Media and Media, Inc.

About Engine Gaming and Media, Inc.

Engine Gaming and Media, Inc. (NASDAQ:GAME) (TSX-V:GAME) provides unparalleled live streaming data and social analytics, influencer relationship management and monetization, and programmatic advertising to support the world’s largest video gaming companies, brand marketers, ecommerce companies, media publishers and agencies to drive new streams of revenue. The company’s subsidiaries include Stream Hatchet, the global leader in gaming video distribution analytics; Sideqik, a social influencer marketing discovery, analytics, and activation platform; and Frankly Media, a digital publishing platform used to create, distribute, and monetize content across all digital channels. Engine generates revenue through a combination of software-as-a-service subscription fees, managed services, and programmatic advertising. For more information, please visit www.enginegaming.com.

For more information, please contact:

Company Contact:

Lou Schwartz

647-725-7765

Engine Gaming Investor Relations

Shannon Devine

MZ Group

Email: shannon.devine@mzgroup.us